First Quarter Interim Report March 31, 2007
report to shareholders

To our shareholders:

The first quarter of 2007 was a time for concentrating on shaping a new, more prosperous future for Zi Corporation. We continued our strategic cost-cutting effort and narrowed our net loss. We focused on product innovation, which Zi is known for around the world, introduced new products at major global telecommunications industry conferences and filled our sales pipeline. We increased the strength of our balance sheet, and we settled a costly and time consuming dispute with a major shareholder that frees us to focus on business development and execution.

Just before the end of the first quarter we raised more than $5.6 million in net proceeds in a private placement of equity and sold our minority interest in Archer for more than $0.6 million. The proceeds from these transactions strengthen our balance sheet and provide us with resources that will help us achieve our revenue and profit goals.

We were also very pleased to announce our settlement with the Receiver for the Lancer funds in February. It ended a long, difficult and costly negotiating process that was a drain on resources and a major distraction for our management team and board of directors. This chapter in Zi’s history is essentially over and we can now direct our energies to growing our business at a promising time in the global wireless communications and video gaming industries.

Late last year we announced we had licensed eZiText® predictive text technology to Sony Computer Entertainment for the new PlayStation®3 and to Nintendo for use in the popular Wii® video gaming console. These followed our announcement in 2005, that Decuma® handwriting recognition technology had been licensed to Nintendo for use in the Nintendo DS™ handheld video game system. And, as you may have seen recently, Decuma handwriting recognition software is now available in Korean for use with the Nintendo DS handheld video game system in Korea.

While we are seeing some wireless industry consolidation, which reduces the number of industry participants and can create pricing pressures, the good news for Zi is that the total worldwide sales of wireless handsets—many that could be embedded with Zi products—continues to grow. And the need for our products, which make communications with wireless handsets simpler, has never been greater. Network operators are looking for unique ways to drive their revenues by increasing the usage of various applications on their handsets. That effort has increased the interest in Qix™, our revolutionary search and discovery engine.

Our marketing of Qix to wireless operators is producing a number of near-term and longer-term opportunities for licensing deals. T-Mobile has made progress in its rollout of Qix on the Nokia N70 mobile phones and we should begin to see the impact in upcoming quarters. We are currently in negotiations for Qix with four of the world’s largest wireless operators, and have more potential deals in the pipeline. In fact, our pipeline for Qix, eZiText and Decuma has never been stronger. We had hoped to announce the closing of some of these negotiations during the first quarter, but we are confident these deals will be realized in the near future.

Our acquisition of Decuma in 2005 continues to prove its value. Decuma is designed for mobility and works optimally on small devices such as mobile phones, portable gaming consoles and any device that is prone to poor and shaky handwriting. ACCESS Systems Americas (formerly PalmSource) now pre-integrates Decuma and eZiText predictive text technology into its Linux platform. In April, after the close of the first quarter, we announced that MediaTek Inc, a global supplier of wireless communication chipsets and one of the most important wireless platforms in Asia, would embed Decuma as part of its expansion into touch-screen platforms. MediaTek will offer its customers Decuma Chinese Simplified and Traditional as well as Decuma Alphabetic. Including Alphabetic, Arabic, Chinese or Japanese, Decuma recognizes naturally shaped letters in a total of 32 languages.

Zi Corporation 2007          1

We are justifiably proud of our innovations such as Qix and Decuma and we have spent a considerable amount of time traveling the globe to major industry conferences to introduce our new product innovations. At the 3GSM World Congress in February in Barcelona we:

  Announced a new version of Qix that we are confident will open up a new global market: the Qix v1.10 for S60. The Qix v1.10 is designed for the new phones that use the Symbian OS S60 3rd Edition platform, one of the world’s leading smartphone platforms that is offered on millions of devices and supporting thousands of available mobile applications on the market.

  Introduced QixLinks™ and QixLinks Ads™, two new developments of our Qix on-device search and discovery engine, which offers users direct access to portal content and advertisements driving greater revenue per user for operators.

  Released Qix for Windows Mobile 5. It is now available for operator deployment. A report by RBC Capital Markets suggests that 30 million Windows Mobile Smartphones will ship in 2007 around the world. We also expect to extend support to Windows Mobile 6 by the end of the year.

We announced the MediaTek partnership at a trade show in Beijing, where we also released a new text input solution for the Chinese language, version 1 of joyZtick™. joyZtick is especially designed for mobile electronic devices without a full keypad, including portable gaming devices, MP3 players, cameras, mobile GPS, and mobile phones.

Our travels and product development did not short change our continued focus on discipline and cost-cutting, which we launched shortly after I became Chief Executive Officer last summer. This important effort goes across our entire company and continues to be rewarding as we narrowed our net loss significantly in the first quarter to $1.0 million, or $0.02 per basic and diluted share, compared to $2.3 million, or $0.05 per basic and diluted share during the first quarter of 2006.

Revenues in this year’s first quarter were $2.6 million compared to $3.1 million in last year’s first quarter, but it’s important to drill down on those numbers to fully understand the revenue results for the 2007 first quarter. The decrease was due in large part to a one-time software license fee being recognized in last year’s first quarter from the licensing of the Company’s software to a leading developer and manufacturing of electronic video game consoles. We had hoped to but, frankly, did not close a few deals we anticipated in the quarter. In addition to this, a couple of our clients did not ship the volume we had expected. Nonetheless, because of the momentum we have generated with Qix and Decuma, and the interest we see every day from customers considering all our predictive text products, we are optimistic that those revenues will grow in the months and quarters to come.

In many ways, our work during the first quarter of 2007 was more about the rest of the year, 2008 and 2009. We are taking the important steps necessary to build our future. We remain very optimistic and believe we are in the right place—the booming telecommunications and video gaming industries—with the right products to succeed.

I’d like to thank all our employees and shareholders for their continued faith in Zi Corporation. We believe in the steps we are taking toward the future and we hope you share our enthusiasm. I look forward to reporting to you again soon the progress we make throughout 2007.

Sincerely,

Milos Djokovic
President and Chief Executive Officer

    2         First Quarter Interim Report

management’s discussion and analysis of financial condition and results of operations

This discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2007 should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. The Management Discussion and Analysis, has been prepared as at May 11, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to our unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All financial information herein is presented in United States of America dollars ("U.S. Dollars") except as otherwise indicated.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see us using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors" below.

Forward-looking statements are based on the beliefs, opinions and expectations of our management on the date the statements are made. Although we believe that the forward-looking statements presented in this document are reasonable, we do not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and we do not assume responsibility for failure to do so. We do not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management’s beliefs, opinions or expectations, except as required by law. No undue reliance should be placed on such forward-looking statements.

Overview

We develop and market intelligent interface solutions designed to enhance the usability of mobile handsets and consumer electronic devices. Our embedded software products make such electronic devices as mobile phones, PDAs, hand-held computers, video gaming consoles, television set-top boxes and other similar devices more intuitive and easier to use.

Our solutions include eZiText® for one-touch predictive text entry; eZiType™ predictive keyboard with auto-correction; eZiTap™ for intelligent multi-tap entry; Decuma® for natural handwriting recognition with prediction technology; and Qix™, an innovative mobile search and service discovery solution designed to enhance the user experience, drive client and network service usage and adoption and help the network operator increase average revenue per user ("ARPU").

We offer a differentiated line of products that our customers can conveniently and easily design into their products that can help them address the needs of global markets. By supporting keypad, keyboard, pen and other input methods, our products can significantly increase the ease, speed and accuracy of text input on electronic devices. Our text entry solutions are available in 60 languages, representing languages spoken and written by two thirds of the world's population. Our products allow for natural human interaction in such complex written languages as Arabic, Chinese and Japanese.

Our primary customers are original equipment manufacturers ("OEMs") and original design manufacturers ("ODMs") seeking to embed a text input solution in their device products for consumer use. We have also expanded our marketing strategy to include network operators seeking to promote more service use and achieve revenue and innovation advantage.

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We believe we deliver value to device manufacturers by providing products that help them increase revenue and reduce costs through flexible and simplified implementations of their products. Because the modular nature of our products allows for easy handset customization, manufacturers can quickly tailor our products and technology to a broad range of languages and features. We also partner with manufacturers to adapt their products and technology to specific market requirements, and we can deliver customized user interfaces for a large variety of applications, examples of which are the Sony Walkman Handset and the Nokia Linux Tablet.

Network operators, on the other hand, can increase service usage and revenue with our Qix products. Qix takes a predictive approach to navigation making it easier for consumers to use advanced services, thus driving service usage and adoption – ultimately, resulting in increased ARPU for wireless carriers. In June 2006, we announced the results of a trial with UK operator Virgin Mobile, which demonstrated a 33 percent increase in ARPU among consumers in the trial. This data, along with data from similar trials, is used to market this technology to wireless carriers. In the fourth quarter 2006, Zi announced its first revenue generating agreement for Qix with T-Mobile (UK) Limited ("T-Mobile"), a major global wireless service operator.

Our product portfolio includes:

eZiText® offers fast, easy, accurate text input for a range of electronic devices, including mobile phones, telematic systems, set-top boxes and gaming consoles.

Key Features

  Full word prediction

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application indexing and context-sensitive vocabulary

eZiType™ is a business text input product for advanced mobile email handsets that is designed to increase speed, accuracy and make it easier to input text.

Key Features

  Full word prediction

  Auto-correction of common misspellings and keyboard errors

  Single mode entry for different languages and applications

  Dual language prediction for multilingual users

  Passive and active learning of user vocabulary

  Cross-application prediction and context-sensitive vocabulary

  Works on virtual or hardware keyboards

Qix™ is a revolutionary search and discovery engine that is designed to enable quick and easy use of a mobile phone’s applications and services. It allows users to access the full range of phone features simply and intuitively without having to remember where or how to locate them. Field tests have shown that this simplicity motivates users to find and use revenue-producing features more often. Qix complements standard mobile search products.

Key Features

  On-device search

  Natural language access to handset features and applications, bypassing the menu and encouraging repeated use

  Operator content discovery

Decuma® is a new class of input for pen-based devices. It unites industry leading handwriting recognition and predictive text technology, which creates a greatly enhanced user experience. Decuma recognizes naturally shaped letters, numbers, symbols and punctuation in more than 70 languages. There is no need to adjust to a prescribed writing style or learn a special alphabet.

Key Features

  Global coverage in 70 languages

  World class predictive text features

  User interface flexibility and simple integration

    4         First Quarter Interim Report

Recent Developments

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. This court action is therefore terminated. The Plaintiff has 30 days to enter an appeal, the likelihood of which is high. We were not a Defendant in this case but were participating in the defence of a customer who was. We incurred significant legal expense in the defense of this infringement claim.

On April 10, 2007, a settlement agreement with the Receiver for the Lancer Entities became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company have agreed to deliver mutual releases. As a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

On March 29, 2007, we completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units, consisting of one common share and two-fifths of a warrant to purchase one common share, priced at $1.61 per unit for net proceeds of $5,533,644. The completion of the private placement was an important element of our business plan, which is to achieve profitability through cost containment and revenue growth.

On March 27, 2007 we completed the sale of our minority interest in Archer Education Group, Inc. ("Archer") for total proceeds of CDN$736,800. The completion of this sale represents the end of our involvement in the e-Learning business segment (see additional discussion under the "Operating Results – Discontinued Operations" section).

On April 25, 2007, we announced the launch of our new text input solution for the Chinese language, joyZtick™ version 1.0 ("joyZtick"). joyZtick is a unique Chinese text input solution for mobile electronic devices without a full keypad, such as portable gaming devices, MP3 players, cameras, mobile GPS, mobile phones and more. joyZtick supports major Chinese input methods – Stroke, Pinyin and Zhuyin (Bopomofo) – as well as number and symbol input. joyZtick includes features such as character association to predict whole words and phrases, and learning to adapt to a user's preferred vocabulary. It requires only a five-way joystick or navigation key to enter text, and is designed to integrate with other Zi predictive text products. The product is offered in three regional language databases: PRC Mainland, Hong Kong and Taiwan.

On April 25, 2007, we announced a strategic partnership with MediaTek, Inc., a global leader in consumer and communications integrated circuit solutions, to embed Decuma in MediaTek's platform marketed to handset manufacturers globally. Decuma product performance is designed for entry-level handsets specifically with regards to speed, recognition rate, and memory size. Several key customers are already evaluating the solution and a major Peoples Republic of China OEM, Shenzhen Konka Telecommunications Technology Co., Ltd, has been the first to license the technology as integrated.

During the 3GSM World Congress in Barcelona, Spain, February 12 – 15, 2007, we announced several new products as follows:

  a new version of our search and discovery engine Qix™, the Qix v1.10 for S60, now available for operator deployment, which supports the latest phones available in the market that use the S60 3rd Edition platform. The Symbian OS S60 platform is one of the world's leading smartphone platforms, offered on millions of devices and supporting thousands of available mobile applications on the market.

  QixLinks™ and QixLinks Ads™, two new developments of our on-device search and discovery engine Qix. These products offer users direct access to portal content and advertisements, driving greater ARPU for operators.

  Qix for Windows Mobile5 was released and is now available for operator deployment. According to a report published by RBC Capital Markets, it is expected that 30 million Windows Mobile Smartphones will ship in 2007 around the globe. We expect to extend support to Windows Mobile 6 by the end of the year.

Summary of Results of Operations
Three months ended March 31	2007	2006
(thousands except per share amounts) (unaudited)
Revenues	$2,631	$3,142
Gross margin	$2,594	$3,049
Net loss	$(988)	$(2,285)
Total assets	$17,125	$18,239
Net loss per share – basic and diluted	$(0.02)	$(0.05)
Outstanding shares, weighted average	46,721	46,273
Outstanding shares, end of period	50,533	46,273

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with our unaudited interim financial statements and notes.

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Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires the use of estimates and judgments that affect our reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to us and on various other assumptions that we believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

We have identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of our consolidated financial statements.

Going Concern Basis

As at March 31, 2007, we had an accumulated deficit of $109,563,752 and for the period we incurred a loss of $988,253. Continuing operations are dependent on us achieving profitable operations and possibly needing to raise additional capital to meet our obligations and repay liabilities arising from the normal operations when they come due.

We are executing a business plan to allow the Company to continue as a going concern. We plan to achieve profitability through cost containment and revenue growth. We can give no assurance that we will be successful in executing this plan. Should we fail to control our expenses, earn additional revenue or, if needed, raise additional capital we may be forced to suspend our operations, and possibly even liquidate our assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that we will be able to realize our assets at the amounts recorded and discharge our liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

Software Development Costs

All research and development costs are expensed as incurred except those that meet the criteria of Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized after technological feasibility of a project is established.

The determination of whether a project is technically feasible involves management judgment. We determine that a product is technically feasible when we have a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the product, consistent with the product design, is complete and tested. Capitalized costs are amortized over three years commencing in the period of the product's commercial release.

Revenue Recognition

We recognize revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting Bulletin No. 104 of the U.S. Securities and Exchange Commission as further described in note 3 to the audited consolidated financial statements. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition". The application of these rules requires judgment, including, but not limited to, estimating the probability of collection of the receivables resulting from the sale, assessing whether or not all vendor obligations – i.e., obligations borne by us – have been satisfied and whether or not there is sufficient evidence to support the fair value of the various elements in a multi-element agreement. Changes to any of these elements could have material impact to the amount of earned and unearned income.

Stock-based Compensation

We account for stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment". Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. Determining the fair value of share-based awards at the grant date requires judgment, including estimating expected terms of the awards. In addition, judgment is also required in estimating the amount of share-based awards that are expected to be forfeited. If actual results differ significantly from these estimates, stock-based compensation expense and our results of operations could be materially impacted.

    6         First Quarter Interim Report

Income Taxes

On January 1, 2007, we adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that we recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on our financial position or results of operation.

Recent Accounting Pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of our balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. We have adopted SAB 108 in fiscal year 2006. The adoption of SAB 108 has not had a significant impact on our consolidated operations and financial condition.

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. We have evaluated the SFAS and have determined that adopting it will not have a significant impact on our consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No.115". The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. We have not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") recently commented that several registrants should have recorded share purchase warrants issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. We have assessed what, if any, impact it will have on our financial statements. We do not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at March 31, 2007. However, we did in previous years have warrants that meet the definition of derivative. As a result, we could be required to record a significant cumulative adjustment to our opening accumulated deficit in 2008.

Three Months Ended March 31, 2007

Net Loss
			Percent change
Three months ended March 31	2007	2006	2007 versus 2006
(In millions, except percentages and per share amounts)
Revenues	$ 2.6	$ 3.1	-16%
Operating loss	1.5	1.6	-2%
Net loss	1.0	2.3	-57%
Loss per share	0.02	0.05	-57%

In the first quarter 2007, our focus was to continue to find new ways to optimize our costs while growing our revenues in all product areas but mainly in our recently released Qix product.

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Although our revenues decreased by $0.5 million our net loss in the first quarter 2007 decreased by $1.3 million, or 57 percent, compared to the same period a year earlier, for the following reasons:

  a one-time gain recognized on the sale of our discontinued business segment e-Learning of $0.6 million (see additional discussion under the "Operating Results – Discontinued Operations" section);

  loss from discontinued operations of $0.5 million recognized in first quarter 2006 but not in the first quarter 2007 (see additional discussion under the "Operating Results – Discontinued Operations" section);

  a decrease in legal expenses of $0.4 million (see additional discussion under the "Operating Results – Legal" section);

  lower income tax expense of $0.2 million related to one of our Chinese subsidiaries;

  lower other operating costs of $0.2 million;

  lower cost of sales of $0.1 million; offset by,

  higher depreciation and amortization expense of $0.2 million.

Revenue
			Percent change
Three months ended March 31	2007	2006	2007 versus 2006
(In millions, except percentages)
Royalties, license and implementation fees	$2.6	$3.1	-16%

License and implementation fees are one time fees charged at the outset of the relationship for licensing our technology and for providing services with implementing or customizing our technology for use on their platforms. Maintenance and support fees are generated as those services are provided. Software licensing royalties are ongoing revenues based on the number of units shipped with our product embedded.

In the first quarter 2007, while the bulk of our revenue continues to be derived by the licensing of eZiText, we continue to make progress with the licensing of our Qix and Decuma products. In addition, while many of our Asian-based customers have continued to feel strong competitive pressures which have resulted in higher bad debt expense and reduced revenues for Zi, we have been able to offset these effects by signing agreements with new licensees in Asia.

In the first quarter of 2006, we had total revenues of $3.1 million, of which $0.5 million was non-recurring revenue relating to one-time license fees from the licensing of our software to makers and developers of electronic games and consoles. Revenue decreased in the first quarter of 2007 by $0.5 million compared to the first quarter 2006, all of which was attributable to not replacing this one-time revenue. Otherwise, our revenues have been stable from first quarter 2006 to first quarter 2007.

License Revenue by Geographic Region

The following table sets forth the revenues recognized by the entities established in each geographic region we operate in with our eZiText, Decuma and Qix products.

			Percent change
Three months ended March 31	2007	2006	2007 versus 2006
(In millions, except percentages)
Canada	$1.1	$1.6	-33%
United States	0.3	0.2	27%
Asia	1.2	1.2	-8%
Sweden	0.1	0.1	59%

    8         First Quarter Interim Report

Selling General and Administrative
			Percent change
Three months ended March 31	2007	2006	2007 versus 2006
(In millions, except percentages)
Selling general and administrative	$2.7	$2.5	9%

Selling, general and administrative expense ("SG&A") includes salaries and benefits, stock-based compensation and other employee related expenses of sales, finance, in-house legal, facilities and human resources functions. It also includes the cost of professional fees, excluding legal fees, rent, business taxes, bad debts and other administrative expenses.

Our SG&A expense for the 2007 first quarter was $2.7 million compared to $2.5 million for the first quarter of 2006. The increase in SG&A was primarily due to the following:

  increased salaries and benefits of $0.2 million as a result of increased head count in our sales department to support the market penetration of Qix;

  $0.1 million of increased stock-based compensation expense during the quarter that was previously classified as part of our product research and development;

  $0.1 million of incremental professional fees relating to the audit by Canada Revenue Agency of our cross border transactions; offset by,

  lower bad debts expense of $0.1 million; and,

  lower recruiting and other miscellaneous costs of $0.1 million.

Product Research and Development
			Percent change
Three months ended March 31	2007	2006	2007 versus 2006
(In millions, except percentages)
Gross product research and development	$0.9	$1.3	-30%
Capitalized costs	0.4	0.4	0%
Product research and development	0.5	1.0	-47%

Product research and development ("PR&D") expenses include salaries, benefits, stock-based compensation expense and other employee related costs. PR&D costs also include third-party development and programming costs and linguists. Gross expenditures on product development (expenditures before capitalization of costs related to new product development) decreased in the first quarter 2007 by $0.4 million, compared to the same period in 2006, for the following reasons:

  $0.2 million decrease in consulting fees as a result of lower language database development and less consulting services utilized in the development of Qix;

  $0.1 million of decreased stock-based compensation expense during the quarter that was previously classified as part of our product research and development now under SG&A; and,

  $0.1 million of decreased cash and other employment benefits previously classified under PR&D, now under SG&A; however, this reclass did not result in increased cash and other employment benefits in SG&A.

Legal
			Percent change
Three months ended March 31	2007	2006	2007 versus 2006
(In millions, except percentages)
Legal	$0.4	$0.9	-49%

Legal costs for the 2007 first quarter decreased compared to first quarter 2006 primarily as a result of decreased activity in the University of Texas ("U of T") action against numerous manufacturers of cell phones, one of which is a customer of ours in the United States. While there was decreased activity in the U of T action, the litigation was still on going during the first the quarter of 2007 and we still incurred expenses related to its defense.

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Subsequent to March 31, 2007, the U of T action was terminated following a court order of non-infringement against U of T but in favor for all remaining defendants (see additional discussion under "Litigation/Indemnification" section).

In addition, there were lower fees incurred as a result of the settlement agreement (see additional discussion under "Litigation/Indemnification" section) entered into with the Receiver of the Lancer Entities.

Income taxes

We adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to our beginning tax positions. We continue to recognize our tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As a January 1, 2007 and March 31, 2007, we did not have any unrecognized tax benefits.

We are subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, we file income tax returns in each of these jurisdictions. We are generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and, 2000 for Sweden.

The Canada Revenue Agency ("CRA") commenced an examination of our international transfer pricing policies and procedures and its related documentation for 2002 and 2003 in the second quarter 2006. We are in the process of preparing a submission for the 2000 to 2005 taxation years. The examination is still on going and is not expected to be completed until the end of 2008. The ultimate resolution of this matter is uncertain and a range of possible outcomes cannot be reasonably determined as of March 31, 2007. Accordingly, we have not recorded its position relating to this examination as of March 31, 2007. Once a range of possible outcomes can be reasonably determined and its more-likely-than-not to be incurred, we will report our tax position. We will continue to monitor the progress of the examination and record an adjustment when it can be reasonably estimated and it’s more-likely-than-not to occur.

In the first quarter 2007, our principal Chinese subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. made provision for income taxes payable as a result of no longer having prior years’ tax losses available. We have included in the first quarter 2007 income tax expense of $0.1 million, compared to $0.4 million a year earlier.

Discontinued Operations

Effective March 27, 2007, we sold our minority interest in Archer, which represented our now-discontinued operations in the e-Learning business segment, for total proceeds of CDN$736,800, or $632,601 U.S. Dollar equivalent.

We did not recognize our proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 because the carrying value of the investment in Archer was nil and we had no commitment to fund its losses. As a result, the full amount of the proceeds was recognized as a gain in the three month period ended March 31, 2007.

The completion of this sale represents the end to our involvement in the e-Learning business segment. As a result, for the three month period ended March 31, 2006 the e-Learning business segment has been reclassified to discontinued operations.

   10        First Quarter Interim Report

Quarterly Overview

The following table summarizes selected unaudited quarterly financial data for the past eight fiscal quarters:

	Q1 2007	Q4 2006	Q3 2006	Q2 2006
(In millions, except per share amounts)
Revenues	$2.6	$3.2	$2.8	$2.7
Selling general and administrative	2.7	3.4	2.7	2.9
Legal	0.4	0.8	0.8	0.8
Product research and development	0.5	0.8	0.9	1.3
Depreciation and amortization	0.5	0.5	0.5	0.4
Operating loss	(1.5)	(2.3)	(2.3)	(2.8)
Net loss	$(1.0)	$(3.0)	$(2.7)	$(3.0)
Loss per share
Basic and diluted	$(0.02)	$(0.06)	$(0.06)	$(0.07)

	Q1 2006	Q4 2005	Q3 2005	Q2 2005
(In millions, except per share amounts)
Revenues	$3.1	$2.7	$2.3	$2.9
Selling general and administrative	2.5	2.6	2.1	2.4
Legal	0.9	0.7	0.5	0.3
Product research and development	1.0	0.9	0.5	1.0
Depreciation and amortization	0.3	0.3	0.3	0.3
Gain on settlement of litigation	–	–	–	1.4
Impairment of note receivable	–	–	–	–-
Operating income (loss)	(1.5)	(1.8)	(1.3)	0.3
Net loss	$(2.3)	$(2.1)	$(1.5)	$(0.2)
Loss per share
Basic and diluted	$(0.05)	$(0.05)	$(0.03)	$0.00

The net loss for the 2007 first quarter was $1.0 million, or a loss per basic and diluted share of $0.02, compared to a net loss of $3.0 million, or a loss of $0.06 per basic and diluted share, in the fourth quarter 2006. The results for the first quarter of 2007 included a gain on disposal of discontinued operations of $0.6 million. In the first quarter 2007 stock-based compensation expense decreased by $0.7 million compared to the fourth quarter 2006 and legal fees decreased by $0.4 million.

Revenues in the first quarter of 2007 was $2.6 million. This compares to the 2006 fourth quarter revenues of $3.2 million, a decrease of 18 percent. The $0.6 million quarter-to-quarter decline in quarterly revenue was due primarily to most customers reporting lower royalties comparatively to the fourth quarter 2006. The lower royalties was caused by the cyclical nature of the industry. Most experience a significant increase in their sales, comparatively to other quarters, in the fourth quarter because of the holiday season, followed by a corresponding cyclical decrease in the first quarter.

Our SG&A expense for the 2007 first quarter was $2.7 million compared to $3.4 million for the fourth quarter of 2006. The decrease in SG&A of $0.7 million, or 20 percent, was primarily due to the following:

  $0.6 million decrease in stock-based compensation expense;

  $0.1 million lower bad debts expense;

  $0.1 million less professional fees related to the audit by Canada Revenue Agency of our cross border transactions;

  $0.1 million less withholding taxes; offset by,

  increased conference related expenses of $0.3 million as a result of our participation in 3GSM and CTIA in the first quarter 2007.

Zi Corporation 2007         11

We continue to invest in new product features and enhancements to software language databases along with continued investment in Decuma handwriting recognition software and Qix. PR&D expense, net of capitalized costs, for the 2007 first quarter was $0.5 million compared to $0.8 million in the fourth quarter 2006. We capitalized $0.4 million in the 2007 first quarter compared to $0.3 million in the 2006 fourth quarter.

Legal expense for the 2007 first quarter was $0.4 million compared to $0.8 million for the 2006 fourth quarter. This decrease in legal expense was due, in part, to decreased activity in the U of T action. Additionally, there were lower fees incurred as a result of the Settlement Agreement entered into with the Receiver of the Lancer Entities.

Liquidity and Capital Resources

Cash Requirements Outlook

At March 31, 2007, we had cash and cash equivalents of $10.5 million, of which $2.5 million was classified as restricted cash (see "Restricted Cash" discussion below). The objective of our investment policy for funds is to preserve capital and maintain short-term liquidity while earning reasonable investment returns.

During the past three years, our cash requirements have been met through revenues from operations, proceeds from issuance of our common shares or other securities, through the exercise of common share purchase warrants and options and short term credit facilities from our primary commercial bank.

As an important part of our business plan, we recently completed private placements totaling gross proceeds of $6,000,712. Our business plan includes achieving profitability through cost containment and revenue growth. Capital is required for the remainder of 2007 to support continued product development and product enhancements, as well as expanding our sales and marketing efforts to accelerate the introduction of Qix to the marketplace. We believe that we have sufficient capital to meet these requirements.

Restricted Cash

Due to Chinese government regulations pertaining to the capitalization of Chinese companies, there are certain restrictions on the use of funds held in our principal Chinese subsidiary. As a result of these restrictions, these funds are not expected to be fully available to fund our non-Chinese operations in the foreseeable future although we have been able to fund certain activities out of these cash balances.

At March 31, 2007, we held the U.S. dollar equivalent of $2.5 million (December 31, 2006 – $2.2 million) in cash classified as restricted cash.

Cash Flow

During the three months ended March 31, 2007, we experienced an increase in available cash of $6.4 million primarily represented by: a net loss from continuing operations of $1.6 million; $1.0 million in the repayment of bank indebtedness outstanding at year-end; $0.5 million in deferred development costs and capital asset additions; $0.3 million increase in restricted cash; offset by $3.3 million decrease in non-cash working capital; $5.6 million in proceeds from the private placement; $0.3 million gain from the sale of Archer; and, non-cash items of $0.6 million, which included depreciation and compensation expense.

Cash provided by operations in the first quarter 2007 increased by $3.9 million, compared to the same period in 2006, primarily due to a decrease in our net loss from continuing operations of $0.2 million and an decrease in non-cash working capital, of $3.6 million.

In the first quarter 2007, working capital, excluding cash, decreased by $3.3 million compared to the first quarter 2006 during which there was an increase of $0.3 million. The changes in non-cash working capital in the first quarters of 2007 and 2006 was primarily due to a timing differences in collection of a single trade receivable in each of those two periods. The remaining changes in non-cash working capital is due to a reduction in deferred revenue resulting from the timing of recognizing certain deferred items into revenue.

Litigation/Indemnification

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("U of T") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of our principal competitor in the text input market and a few are customers of ours.

   12        First Quarter Interim Report

We were not a named party in the action. We have not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of our efforts the claim against two of our customers were dismissed prior to any defense being filed. Without any admission of liability, we agreed as a business decision to assume the defence of five of our customers. Given the costs involved, we settled the claims against four of our relatively minor customers. We continue to defend the action on behalf of one of our customers.

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, U of T, and in favor of all remaining Defendants. This court action is therefore terminated. The Plaintiff has 30 days to enter an appeal, the likelihood of which is high.

On February 22, 2007, we entered into a settlement agreement with the Receiver for the Lancer Fund (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and us. The settlement was conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement was also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC would dismiss with prejudice our pending action against the Receiver; that the ASC had no objection to the parties terminating such pending action; and that the ASC would take no further action based on acts of Michael Lauer and others which preceded the Receiver’s appointment.

On April 10, 2007, the settlement agreement between the Receiver of the Lancer Entities and the Company became fully effective. Pursuant to the settlement agreement, the Receiver and us agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, us and certain current and former directors of the Company have agreed to deliver mutual releases. As a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

From time to time, we are involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. We do not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Although we do not anticipate or foresee at this time any new intellectual proceedings being instigated by other parties against us or by us against other parties, there is no assurance that our legal costs or legal actions will significantly diminish in the future. We do not view the legal expenses on the current legal actions and indemnities as being of a recurring nature and anticipate that these legal matters will eventually come to a resolution; however, our legal costs in respect of these actions may increase or maintain current levels if any judgment or determination is appealed or otherwise progresses though the legal process. Moreover, given the extremely competitive nature of our eZiText business and the wide scope of intellectual property covering the text input space, there can be no assurance that in the future, we, or any of our licensees, will not be continually subject to allegations concerning the status or validity of our intellectual property.

Subsequent Events

On April 12, 2007, we received payment for the note receivable of RMB 1,000,000 that was issued as part of the consideration for the sale of Oztime Education & Network Technology Co. Ltd to Archer. The note had been previously provided for in our allowance for doubtful accounts for notes receivable in the year ended December 31, 2006. As a result, the proceeds from the payment of the note receivable will be recognized as a recovery in the three months ended June 30, 2007.

Zi Corporation 2007         13

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  our history of operating losses and uncertainty of future profitability;

  the potential inability to raise additional capital to support our operations and future growth;

  uncertainty as to the degree of and continuing market acceptance of our products and services;

  uncertainties relating to product development;

  risks associated with the number, amount and timing of new product introductions;

  our products may contain defects that could be costly to fix, damage our reputation and expose us to litigation;

  uncertainty regarding patents, proprietary rights and software piracy;

  variability in customer demand;

  fluctuations in quarterly results could negatively affect our financial results;

  our dependence on third party performance under marketing and licensing arrangements;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  uncertainty regarding the pricing, reporting and collection of accounts;

  uncertainties related to dependence on third-party suppliers;

  risks associated with dependence on sales in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  fluctuations in foreign exchange rates;

  uncertainties associated with the Canadian Revenue Agency’s audit of our cross border transactions;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China;

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which we do business;

  changes in our size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of our management and our strategic relationships;

  unable to attract and retain key personnel;

  the negative history associated with the Lancer proceedings could have an on going effect on the public’s perceptions of us;

  the U of T could appeal the court’s decision to terminate the patent infringement case;

  other risks and uncertainties that may be disclosed in our various corporate disclosure documents from time to time; and,

  other risk factors detailed from time to time in our periodic reports filed with the U.S. Securities and Exchange Commission and other regulatory authorities.

Additional Information

Additional information can be found in our Form 20-F filed on www.sec.gov/edgar.shtml as well as in other public documents which can be accessed at www.sedar.com.

   14        First Quarter Interim Report

consolidated balance sheets

	March 31, 2007	December 31, 2006
(All amounts in United States of America dollars except share amounts) (unaudited)
Assets
Current assets
Cash and cash equivalents	$8,051,047	$1,672,847
Restricted cash	2,484,154	2,160,495
Accounts receivable, net of allowance of $936,731 (2006 – $936,731)	2,127,291	5,785,954
Prepayments and deposits	331,802	599,963
Total current assets	12,994,294	10,219,259
Capital assets – net (note 6)	853,123	906,094
Intangible assets – net (note 7)	3,277,984	3,421,717
	$17,125,401	$14,547,070

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	$–	$1,000,000
Accounts payable and accrued liabilities (note 12)	4,184,558	4,046,022
Deferred revenue	3,397,092	4,478,026
Deferred tax liability	138,945	174,400
Current portion of other long-term liabilities	14,451	30,467
Total current liabilities	7,735,046	9,728,915
Total liabilities	7,735,046	9,728,915

Contingent liabilities, commitments and guarantees (note 10)
Going concern (note 2)

Shareholders’ equity
Share capital (note 8)
Unlimited number of Class A, 9% convertible, preferred shares authorized and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized, 50,532,967 (2006 – 46,688,624) issued and outstanding	114,882,032	110,635,085
Additional paid-in capital	3,187,694	3,101,201
Warrants	1,403,160	–
Accumulated deficit	(109,563,752)	(108,575,499)
Accumulated other comprehensive loss	(518,779)	(342,632)
	9,390,355	4,818,155
	$17,125,401	$14,547,070

See accompanying notes to unaudited consolidated financial statements.

Zi Corporation 2007         15

consolidated statements of loss

Three months ended March 31 (unaudited)	2007	2006
(All amounts in United States of America dollars except share amounts)
Revenue	$2,631,010	$3,141,886
Cost of sales	37,330	93,187
Gross margin	2,593,680	3,048,699

Operating expenses
Selling general and administrative	(2,682,120)	(2,452,626)
Litigation and legal (note 10)	(434,460)	(855,424)
Product research and development	(515,892)	(976,964)
Depreciation and amortization	(473,033)	(313,722)
Operating loss from continuing operations before undernoted	(1,511,825)	(1,550,037)
Interest on capital lease obligation	(43)	(336)
Other interest expense	(2,276)	(42)
Interest and other income	32,235	95,929
Loss from continuing operations before undernoted	(1,481,909)	(1,454,486)
Income taxes (note 9)	(138,945)	(370,314)
Net loss from continuing operations	(1,620,854)	(1,824,800)
Discontinued operations (note 5)	–	(459,721)
Gain on disposal of discontinued operations (note 4)	632,601	–
Net loss	$(988,253)	$(2,284,521)
Basic and diluted loss per share from continuing operations (note 12)	$(0.03)	$(0.04)
Basic and diluted gain/(loss) per share from discontinued operations (note 5)	$0.01	$(0.01)
Basic and diluted loss per share (note 12)	$(0.02)	$(0.05)
Weighted average common shares – basic and diluted	46,721,394	46,272,568
Common shares outstanding, end of period	50,532,967	46,272,568

See accompanying notes to unaudited consolidated financial statements.

   16        First Quarter Interim Report

consolidated statements of cash flow

Three months ended March 31 (unaudited)	2007	2006
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss from continuing operations	$(1,620,854)	$(1,824,800)
Items not affecting cash:
Depreciation and amortization	478,118	312,626
Stock compensation expense	108,873	95,311
Loss on dispositions of capital assets	–	2,132
Decrease (increase) in non-cash working capital:
Accounts receivable	3,985,010	459,306
Prepayments and deposits	268,161	148,163
Accounts payable and accrued liabilities	138,536	(432,847)
Deferred revenue	(1,080,934)	(465,289)
Deferred tax	(35,455)	–
Cash flow from (used in) operating activities	2,241,455	(1,705,398)
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	5,627,727	–
Payment of bank indebtedness	(1,000,000)	–
Payment of capital lease obligations	(1,833)	(3,860)
Cash flow from (used in) financing activities	4,625,894	(3,860)
Cash flow from (used in) investing activities:
Purchase of capital assets	(67,709)	(61,238)
Software development costs	(414,768)	(352,970)
Other deferred costs	(14,183)	(14,654)
Restricted Cash	(323,659)	(818,641)
Note receivable from related party	–	(125,000)
Discontinued operations
Operating activities	–	(485,586)
Financing activities	–	(106,650)
Investing activities	306,254	(72,557)
Cash flow used in investing activities	(514,065)	(2,037,296)
Effect of foreign exchange rate changes on cash and cash equivalents	24,916	(17,764)
Net cash inflow (outflow)	6,378,200	(3,764,318)
Cash and cash equivalents, beginning of period	1,672,847	11,509,321
Cash and cash equivalents, end of period	$8,051,047	$7,745,003

Components of cash and cash equivalents
Cash	$7,282,260	$2,455,786
Cash equivalents	$768,787	$5,289,217
Supplemental cash flow information
Cash paid for interest	$2,319	$378
Cash paid for income taxes	$59,521	$177,835

See accompanying notes to unaudited consolidated financial statements.

Zi Corporation 2007         17

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

1.     Nature of Operations

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. The Company’s full range of intuitive and easy-to-use solutions include its new eZiType™ predictive keyboard with auto-correction, eZiText® for one-touch predictive text entry, eZiTap™ for intelligent multi-tap entry, Decuma® for natural handwriting which now includes prediction technology and Qix™, a search and discovery engine. Zi markets these products directly to original equipment manufacturers, original design manufacturers and carriers.

2.     Going Concern Basis of Presentation

As at March 31, 2007, the Company had an accumulated deficit of $109,563,752 and for the period the Company incurred a loss of $988,253. Continuing operations are dependent on the Company achieving profitable operations and possibly needing to raise additional capital to meet its obligations and repay liabilities arising from the normal operations when they come due.

The Company is executing a business plan to allow it to continue as a going concern. The Company plans to achieve profitability through cost containment and revenue growth. The Company can give no assurance that it will be successful in executing this plan. Should it fail to control its expenses, earn additional revenue or, if needed, raise additional capital it may be forced to suspend its operations, and possibly even liquidate its assets and wind-up and dissolve the Company.

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. Should this assumption not be appropriate, adjustments in the carrying amounts of the assets and liabilities to their realizable amounts and the classifications thereof will be required and these adjustments and reclassifications may be material.

3.     Significant Accounting Policies

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2006 annual consolidated financial statements; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2006 annual consolidated financial statements. In management’s opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

Comprehensive income (loss)

Comprehensive income (loss) is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. Comprehensive income (loss) includes foreign currency translation adjustments. The Company’s total comprehensive income (loss) was as follows:

Three months ended March 31	2007	2006
Other comprehensive income (loss)
Foreign currency gain (loss)	$(176,147)	$165,007
Other comprehensive income (loss)	(176,147)	165,007
Net loss for the period	(988,253)	(2,284,521)
Comprehensive net loss for the period	$(1,164,400)	$(2,119,514)

   18        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

Stock-based compensation plan

The Company recognizes its stock-based compensation expense in accordance with Statement of Financial Accounting Standards, No. 123(R), "Share Based Payment", ("SFAS No. 123(R)"). This pronouncement requires companies to measure the cost of employee services received in exchange for an award of equity instruments (typically stock options) based on the grant-date fair value of the award. The fair value is estimated using option-pricing models. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period.

The fair value of options is determined at the grant date using a Black-Scholes closed-form model valuation technique, which requires the Company to make several assumptions. The risk-free interest rate is based on the Canadian benchmark bond yield curve in effect for the expected term of the option at the time of grant. The dividend yield on common stock is assumed to be zero since the Company does not pay dividends and has no current plans to do so in the future. The market price volatility of common stock is based on the historical volatility of the Company’s common stock over a time period equal to the expected term of the option and ending on the last date of the quarter in which the options were granted. The expected life of the options is based on the Company’s historical experience for various categories of employees receiving stock option grants. The Company accounts for Restricted Stock Units (RSU’s) in accordance with SFAS No. 123(R), and records the fair value of the RSU’s equal to the market price on the date of grant with the related compensation expense recognized over the vesting period.

The Company has a stock-based compensation plan, which is described in note 8. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. Compensation expense related to the exercise of stock options previously credited to additional paid-in capital is credited to common stock. New common stock is issued upon exercise of stock options or RSU’s.

Income taxes

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not being sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Corporation’s financial position or results of operation (note 9).

Restricted cash

At March 31, 2007, the Company held the U.S. dollar equivalent of $2,484,154 (December 31, 2006 – $2,160,495) in Renminbi through its principal Chinese subsidiary Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi"). Due to PRC government regulations pertaining to the capitalization of Chinese companies, these funds are available to fund the day-to-day operations of the Company's various Chinese subsidiaries and are not expected to be fully available to fund the non-Chinese operations of the Company in the foreseeable future.

At March 31, 2007 and December 31, 2006, the Company has classified these funds as restricted cash. The reclassification to restricted cash does not affect previously reported cash flows from operations or from financing activities in the Company’s previously reported consolidated statements of cash flows, or its previously reported consolidated statements of loss for any period.

Recent accounting pronouncements

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company’s balance sheet and statement of operations and the related financial statement disclosures. Early application of the guidance in SAB 108 is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006. The Company has adopted SAB 108 in fiscal year 2006. The adoption of SAB 108 has not had a significant impact on the Company’s consolidated operations and financial condition.

Zi Corporation 2007         19

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

In September 2006 the FASB issued SFAS No. 157 "Fair Value Measurements", which is effective for fiscal years beginning after November 15, 2007. The statement provides a single definition of fair value, together with a framework for measuring it, and requires additional disclosure about the use of fair value to measure assets and liabilities. The Company has evaluated the SFAS and has determined that adopting it will not have a significant impact on the Company’s consolidated operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No.115".The statement provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of Statement 157. The Company has not yet estimated the impact, if any, of the new standard.

The Securities and Exchange Commission ("SEC") recently commented that several registrants should have recorded share purchase warrants issued in a currency other than their functional currency as a derivative instrument in accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", instead of shareholders equity, and adjusted to market value each reporting period. The FASB met and concluded that the position taken by the SEC was correct, but that entities would be allowed until 2008 to adopt it, and then would be able to do so as a change of accounting policy. Early adoption is not permitted. The Company has assessed what, if any, impact this change will have on its financial statements. The Company does not have warrants outstanding that meet the definition of a derivative under SFAS 133 as at March 31, 2007. However, the Company did in previous years have warrants that meet the definition of derivative. As a result, the Company could be required to record a significant cumulative adjustment to its opening accumulated deficit in 2008.

4.     Disposition of Archer Education Group Inc.

Effective March 27, 2007, the Company sold its minority interest in Archer Education Group, Inc. ("Archer") for total proceeds of CDN$736,800. There were no contingent considerations, or performance criteria in the sale agreement.

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund this loss. In addition to this, Archer did not complete any private placements between January 1, 2007 and March 27, 2007. Therefore, the Company was not required to recognize any potential dilution gains resulting in an increase in its net investment in Archer. As a result, the full amount of the proceeds were recognized as a gain on disposal of discontinued operations in the period ended March 31, 2007 (see note 5).

5.     Discontinued Operations

On March 12, 2007, the Company received an offer to purchase its minority interest in Archer. The offer was presented and approved by the Company’s Board of Directors on March 22, 2007 (see note 4). Because the Company’s management had not previously been given a mandate by the Board of Directors to locate a purchaser of its investment in Archer, Archer was included in the Company’s consolidated operating loss for the three month period ended March 31, 2006. As the Company no longer carries on any related business activities, for the three month period ended March 31, 2006 Archer’s operating results have been reclassified to discontinued operations.

Three months ended March 31, 2006
Revenues	$555,523
Cost of sales	(22,696)
Operating expenses	(932,678)
Interest income	9,032
Equity interest in loss of significantly influenced company	(68,902)
Net loss	$459,721

   20        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company’s proportionate share of the loss from Archer’s operations for the period ended March 27, 2007 has not been recognized as the carrying value of the investment in Archer was nil and the Company had no commitment to fund its loss.

Prior to the completion of the sale, Archer’s operating results had been categorized as the Company’s e-Learning business segment. Through the Company’s discontinued e-Learning business segment, the Company provided e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Archer provided personal and organizational teaching and learning through Canadian based schools.

6.     Capital Assets

		Accumulated	Net book
	Cost	amortization	value
March 31, 2007
Computer and office equipment	$3,217,810	$2,419,802	$798,008
Leasehold improvements	568,396	513,281	55,115
	$3,786,206	$2,933,083	$853,123
December 31, 2006
Computer and office equipment	$3,160,556	$2,341,331	$819,225
Leasehold improvements	563,062	476,193	86,869
	$3,723,618	$2,817,524	$906,094

7. Intangible Assets
		Accumulated	Net book
	Cost	amortization	value
March 31, 2007
Patents	$1,739,477	$664,129	$1,075,348
Trademarks	71,450	14,615	56,835
Customer agreements	188,951	92,758	96,193
Software development costs	11,229,819	9,180,211	2,049,608
	$13,229,697	$9,951,713	$3,277,984
December 31, 2006
Patents	$1,762,051	$626,309	$1,135,742
Trademarks	73,050	13,282	59,768
Customer agreements	193,182	84,298	108,884
Software development costs	10,875,561	8,758,238	2,117,323
	$12,903,844	$9,482,127	$3,421,717

Zi Corporation 2007         21

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

During the three month period ended March 31, 2007, $414,768 (2006 – $352,970) of software development costs were deferred and are being amortized using the straight-line method over a three-year economic life. Amortization for the three month period ended March 31, 2007, includes $334,376 of amortization of deferred software development costs and $39,364 and $11,915, respectively, of amortization of patents and trademarks and customer agreements (March 31, 2006 – $172,047, $38,341 and $9,282, respectively) .

The following is the estimated amortization expense of intangible assets for each of the next five years:

2007	$1,009,917
2008	881,834
2009	413,888
2010	129,638
2011	127,781
Total	$2,563,058

8.     Share Capital

Private Placement

On March 29, 2007, the Company completed a brokered private placement in the United States and a non-brokered private placement in Canada of a total of 3,776,848 units priced at $1.61 per unit for net proceeds of $5,533,644. Each unit consists of one share of the Company’s stock and two-fifth of a stock purchase warrant. Each whole stock purchase warrant is exercisable to purchase one share of the Company’s stock after six months from the date of closing but before March 29, 2012, at an exercise price of $2.14 per share. As at March 31, 2007, there were 1,709,532 stock purchase warrants outstanding.

Related to the private placement, the Company agreed to pay a commission to the placement agent involved in the private placement in the United States equal to 10 percent of the gross proceeds of such private placement, with eight percent to be paid in the form of cash and two percent to be paid in the form of units equal to the price paid per unit. An additional eight percent is payable on the gross proceeds of the cash exercise of any share purchase warrants held by investors during the first twelve months following the closing of the private placement in the United States and four percent of the gross proceeds of the cash exercise of any share purchase warrants held by investors during the second twelve months following the closing of the private placement in the United States. Such placement agent has also been issued warrants to purchase such number of common shares of the Company equal to eight percent of the units issued in the private placement in the United States. Both units and warrants issued to the placement agent have been included in the total units and warrants reported above.

Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods. The Company is required to register the shares for resale with the Securities and Exchange Commission. Accordingly, a form F-3 Registration Statement was filed on May 7, 2007.

Stock options and restricted stock units

At March 31, 2007, the Company maintained a Stock Option Plan for all directors, officers, employees and consultants of the Company.

Under the terms of the Stock Option Plan, options and RSU’s may be granted at the discretion of the Board of Directors. The option price equals the closing price of the Company’s shares on the day preceding the date of grant. The options and RSU’s are not assignable, vest at the discretion of the Board of Directors, and expire, at maximum, after the tenth anniversary of the date of grant.

During the three months ended March 31, 2007 and 2006, 55,000 and nil stock options were exercised for proceeds of $94,349 and nil, respectively. During the three months ended March 31, 2007 and 2006, 722,000 and 29,000 stock options were granted by the Company, respectively. As at March 31, 2007 and 2006, the Company has a total of 3,678,084 and 3,522,166 outstanding options, respectively, which expire over a period of one to five years.

During the three months ended March 31, 2007 and 2006, 12,495 and nil RSU’s were exercised for proceeds of nil and nil, respectively. During the three month periods ended March 31, 2007 and 2006, no RSU’s were granted. As at March 31, 2007 and 2006, 24,991 and 378,571 RSU’s, respectively, are outstanding. The RSU’s vest upon granting, expire five years from the date of grant, are granted and issued without performance criteria and at no cost to the grantee.

Since inception of the Stock Option Plan in 1993, shareholders have approved resolutions reserving a total of 12,915,000 common shares for issuance under the plan of which 500,000 are issuable as RSU’s. At March 31, 2007, the Company had 1,375,030 common shares and 12,495 RSU’s (March 31, 2006 – 1,463,452 common shares and 87,468 RSU’s) remaining reserved for possible future allocation under the plan.

   22        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

Compensation expense related to stock option and restricted stock unit grants are based on the fair value of the underlying shares on the date of grant. Compensation expense related to options granted pursuant to our stock option plan was determined based on the estimated fair values using the Black-Scholes Option Pricing Model and the following assumptions:

Three months ended March 31,	2007	2006
Risk free interest rate	3.94% – 3.97%	3.89% – 3.95%
Expected term in years	1.0-4.0	1.0-3.0
Expected dividend yield	0%	0%
Expected volatility	89% to 102%	78% to 98%

A summary of option activity under the Plan as of March 31, 2007 and 2006, and changes during the three month periods then ended is presented below:

	Shares	Weighted	Weighted
	under options	average	average remaining	Aggregate
	and RSU’s	exercise price	contractual life	intrinsic value
Three months ended March 31, 2007
Outstanding, beginning of period	3,999,982	$2.49
Granted	722,000	1.89
Exercised	(67,495)	(1.40)
Forfeited	(666)	(2.40)
Expired	(950,746)	(2.61)
Outstanding, end of period	3,703,075	$2.38	3.36 Years	$317,585
Exercisable, end of period	2,640,742	$2.71	2.01 Years	$139,976
Weighted-average fair value of stock options granted during the period				$1.01
Three months ended March 31, 2006
Outstanding, beginning of period	4,106,487	$3.82
Granted	29,000	1.49
Exercised	–	–
Forfeited	(2,250)	(3.65)
Expired	(232,500)	(7.83)
Outstanding, end of period	3,900,737	$3.56	2.52 Years	$690,587
Exercisable, end of period	3,760,904	$3.59	2.48 Years	$682,175
Weighted-average fair value of stock options granted during the period				$0.62

A summary of the status of the Company’s unvested options as of March 31 2007 and 2006, and changes during the three month periods then ended is presented below:

Three months ended March 31,	2007		2006
		Weighted average		Weighted average
	Shares	grant date	Shares	grant date
	under options	fair value	under options	fair value

Unvested, beginning of period	404,499	$0.50	116,166	$2.31
Granted	722,000	1.01	29,000	0.62
Vested	(63,500)	(1.09)	(5,333)	(2.31)
Forfeited	(666)	(1.21)	–	–
	1,062,333	$0.93	139,833	$1.96

Zi Corporation 2007         23

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

The stock-based compensation expense included in the Company’s consolidated statement of loss was as follows:

Three months ended March 31,	2007	2006
Selling general and administration	$97,029	$27,387
Product research and development	11,844	67,924
Total stock-based compensation expense	$108,873	$95,311

As of March 31, 2007, there was $859,925 of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a period of 3.25 years. The total fair value of shares vested during the three months ended March 31, 2007 was $69,010.

9.     Income Taxes

The Company adopted the provisions of FIN 48 on January 1, 2007. The implementation of FIN 48 did not result in any adjustment to the Company’s beginning tax positions. The Company continues to recognize its tax benefits which are offset by a valuation allowance to the extent that it is more likely than not that the deferred tax assets will not be realized. As a January 1, 2007 and March 31, 2007, the Company did not have any unrecognized tax benefits.

The Company is subject to income taxes in Canada, United States, China, Hong Kong, and Sweden. Consequently, the Company files income tax returns in each of these jurisdictions. The Company is generally no longer subject to income tax examinations by Canadian tax authorities for years before 2000; 2001 for the United States; 1997 for China; 1999 for Hong Kong; and, 2000 for Sweden.

The Canada Revenue Agency ("CRA") commenced an examination of the Company’s international transfer pricing policies and procedures and its related documentation for 2002 and 2003 in the second quarter 2006. The Company is in the process of preparing a submission for the 2000 to 2005 taxation years. The examination is still on going and is not expected to be completed until the end of 2008. The ultimate resolution of this matter is uncertain and a range of possible outcomes cannot be reasonably determined as of March 31, 2007. Accordingly, the Company has not recorded its position relating to this examination as of March 31, 2007. Once a range of possible outcomes can be reasonably determined and its more-likely-than-not to be incurred, the Company will report its tax position. The Company will continue to monitor the progress of the examination and record an adjustment when it can be reasonably estimated and it’s more-likely-than-not to occur.

For the three month period ended March 31, 2007, Huayu Zi made provision for income taxes payable as a result of no longer having prior years’ tax losses available. The Company has included for the three month period ended March 31, 2007 income tax expense of $138,945 (for the three month period ended March 31, 2006 - $370,314).

The Company recognizes any interest accrued and penalties incurred related to unrecognized tax benefits in income tax expense. During the three months ended March 31, 2007 and 2006, there was no such interest or penalty.

10.    Contingent Liabilities and Guarantees

Commencing on March 11, 2005, the Board of Regents of the University of Texas System ("UT") filed federal lawsuits against numerous alleged infringers of U.S. Patent No. 4,674,112 ("112 Patent") in the U.S. District Court for the Western District of Texas, Austin Division. Of the named parties, the majority are customers of the Company’s principal competitor in the text input market and a few are customers of the Company.

The Company was not a named party in the action. The Company has not accepted liability for any indemnity pursuant to its customer license agreements or otherwise. As a result of the Company’s efforts the claim against two of its customers were dismissed prior to any defense being filed. Without any admission of liability, the Company agreed as a business decision to assume the defense of five of its customers. Given the costs involved, the Company settled the claims against four of its relatively minor customers. The Company continued to defend the action on behalf of one of its customers.

   24        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

On May 2, 2007, the United States District Court for Western District of Texas issued an Order of Non-Infringement of US Patent No. 4,674,112 against the Plaintiff, The Board of Regents of the University of Texas, and in favor of all remaining Defendants. This court action is therefore terminated. The Plaintiff has 30 days to enter an appeal, the likelihood of which is high.

On February 22, 2007, the Company entered into a settlement agreement with the Receiver for the Lancer Entities (the "Receiver") to settle any and all outstanding claims and issues between the Receiver, the Lancer Entities and the Company. The settlement was conditioned upon the Receiver securing orders from the United States District Court for the Southern District of Florida and the United States Bankruptcy Court for the Southern District of Florida, authorizing the Receiver to execute the Settlement Agreement on behalf of the Lancer Entities. The settlement was also conditioned upon the parties securing the acknowledgement of the Alberta Securities Commission ("ASC") that the ASC would dismiss with prejudice the Company’s pending action against the Receiver; that the ASC had no objection to the parties terminating such pending action; and that the ASC would take no further action based on acts of Michael Lauer and others which preceded the Receiver’s appointment, and such acknowledgement was not expected to be contentious.

On April 10, 2007, the settlement agreement became fully effective. Pursuant to the settlement agreement, the Receiver and the Company agreed to, among other things, immediately discontinue, with prejudice, all litigation and regulatory proceedings of any kind. In addition, the Receiver, the Company and certain current and former directors of the Company have agreed to deliver mutual releases. Also, as a result of the settlement agreement, Michael E. Lobsinger has resigned as a director of the Company. He is replaced as a director by George Tai of Calgary, Alberta.

From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where it is probable to result in a material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

11.    Segmented Information

Zi Corporation develops software designed to enhance the usability of mobile and consumer electronic devices through its Zi Technology business segment. Zi Corporation has a singular focus: to make mobile devices smarter and easier to use. Zi makes "intelligent interfaces" – software products that simplify data entry and interaction on communications devices. The result is richer, more personalized interaction for quicker, easier communication in 60 different language databases for use around the world.

Zi's product portfolio includes five products. eZiTap™ combines the power of predictive texting and automatic vocabulary learning with the familiarity and flexibility of multi-tap input. eZiTap is ideal for the youth market in which multi-tap is used to create unique and fun vocabulary and texting shortcuts. eZiType™ is a comprehensive predictive text entry product for mobile email users. Ideal for keyboard-based mobile devices such as smartphones, PDAs and gaming consoles, eZiType improves the mobile email user's text entry experience by enhancing typing speed and spelling accuracy. eZiText® provides fast, efficient, predictive one-touch entry and word completion, enhanced with the interactive learning and personalization of a user's own language patterns and behavior. Qix™ is a new service discovery engine that provides a quick and easy method for accessing a phone's full set of features, applications and services without having to remember where and how to find them via the traditionally structured menu system. Decuma® is a new interactive handwriting input product from Zi that mimics how humans write with pen on paper – naturally and efficiently – in a broad range of languages. Revenues are reported under the contracting Zi subsidiary’s country of residence.

Other includes unallocated segment expenses such as legal fees, public company costs, interest and other income and head office costs. The accounting policies of each of the business segments are the same as those described in note 3.

Zi Corporation 2007         25

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

The Company’s primary operations are located in North America. The Company operates two reportable business segments in four reportable geographic segments:

					Operating profit
					(loss), before
	License and			Other operating	interest and
Three months ended March 31	implementation fees	Amortization	VAT	expenses	other income
2007
Zi Technology	$2,631,010	$435,830	$110,594	$2,710,785	$(626,199)
Corporate	–	37,203	–	848,423	(885,626)
Total	$2,631,010	$473,033	$110,594	$3,559,208	$(1,511,825)
Interest expense and interest and other income					29,916
Loss before income taxes					$(1,481,909)
2006
Zi Technology	$3,141,886	$263,330	$158,341	$3,274,060	$(553,845)
Corporate	–	50,392	–	945,800	(996,192)
Total	$3,141,886	$313,722	$158,341	$4,219,860	$(1,550,037)
Interest expense and interest and other income					95,551
Loss before income taxes					$(1,454,486)

	March 31, 2007			December 31, 2006
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets

Zi Technology	$3,931,203	$5,514,714	$9,445,917	$4,094,355	9,520,898	$13,615,253
Corporate	199,904	7,479,580	7,679,484	233,456	698,361	931,817
Total	$4,131,107	$12,994,294	$17,125,401	$4,327,811	$10,219,259	$14,547,070

					Operating profit
					(loss), before
	License and			Other operating	interest and
Three months ended March 31	implementation fees	Amortization	VAT	expenses	other income
2007
Canada	$1,093,637	$403,566	$–	$2,101,349	$(1,411,278)
China	1,151,146	20,050	110,594	728,011	292,491
USA	260,753	1,696	–	370,336	(111,279)
Sweden	125,474	44,122	–	337,546	(256,194)
Other	–	3,599	–	21,966	(25,565)
Total	$2,631,010	$473,033	$110,594	$3,559,208	$(1,511,825)
Interest expense and interest and other income					29,916
Loss before income taxes					$(1,481,909)

2006
Canada	$1,613,542	$253,711	$–	$2,909,827	$(1,549,996)
China	1,243,750	15,287	158,341	507,293	562,829
USA	205,843	1,563	–	454,202	(249,922)
Sweden	78,751	39,562	–	313,934	(274,745)
Other	–	3,599	–	34,604	(38,203)
Total	$3,141,886	$313,722	$158,341	$4,219,860	$(1,550,037)
Interest expense and interest and other income					95,551
Loss before income taxes					$(1,454,486)

   26        First Quarter Interim Report

notes to the consolidated financial statements
For the three months ended March 31, 2007 and 2006 (All amounts expressed in United States of America dollars except share amounts) (unaudited)

		March 31, 2007			December 31, 2006
	Capital and		Identifiable	Capital and		Identifiable
	intangible assets	Other assets	assets	intangible assets	Other assets	assets
Canada	$2,688,538	$7,980,940	$10,669,478	$2,803,787	$4,637,029	$7,440,816
China	184,819	4,701,921	4,886,740	192,608	5,059,157	5,251,765
USA	21,497	68,588	90,085	23,193	246,866	270,059
Sweden	1,160,673	230,881	1,391,554	1,229,044	258,745	1,487,789
Other	75,580	11,964	87,544	79,179	17,462	96,641
Total	$4,131,107	$12,994,294	$17,125,401	$4,327,811	$10,219,259	$14,547,070

12.    Supplemental Financial Information

Accrued liabilities

The following items are included in the accounts payable and accrued liabilities balance:

Accounts payable and accrued liabilities	March 31, 2007	December 31, 2006
Trade accounts payable	$1,367,195	$1,174,585
Compensation	1,352,637	1,285,652
Withholding tax and income taxes payable	993,516	876,546
Accounting and other compliance	255,382	315,641
Other accrued liabilities	110,031	66,550
Litigation and legal	105,797	327,048
Total	$4,184,558	$4,046,022

Loss per share

For the three months ended March 31, 2007, all stock options, RSU’s, warrants and performance based escrowed shares in the amount of 5,412,607 have been excluded in the calculation of diluted loss per share as they are anti-dilutive (2006 – 4,754,119).

13.    Subsequent Events

On April 12, 2007, the Company received payment of the note receivable of RMB 1,000,000 that was issued as part of the consideration for the sale of Oztime Education & Network Technology Co. Ltd to Archer Education Group, Inc. The note had been previously provided for in the year ended December 31, 2006. As a result, the proceeds from the repayment of the note receivable will be recognized as a recovery in the three months ended June 30, 2007.

Zi Corporation 2007         27

corporate information

Directors

Milos Djokovic
Director

Donald Hyde
Director

Donald P. Moore
Director

Robert Stefanski
Director

George Tai
Director

Richard D. Tingle
Chairman of the Board

Senior Management Team

Milos Djokovic
President and Chief Executive Officer

Blair Mulllin
Chief Financial Officer

Additional information is available on the Company’s website or by contacting:

Investor Relations

T    403.233.8875
F    403.233.8878
E    investor@zicorp.com
W  www.zicorp.com

Banker

HSBC Bank Canada

Legal Counsel

Borden Ladner Gervais LLP
Barristers and Solicitors

Auditor

Deloitte & Touche LLP

Transfer Agent

Olympia Trust Company

Stock Exchange Listing

Nasdaq: ZICA
Toronto Stock Exchange: ZIC .

© 2006 Zi Corporation. All Rights Reserved. Zi, Decuma, Qix, eZiTap, eZiText and eZiType are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.